
How companies attract lifelong customers with Handprint
Your transaction restored 1 coral

INVEST IN **HANDPRINT**

Enabling companies to win customers by restoring nature

handprint.tech San Diego, CA

Technology | Marketplace | SaaS | VC-Backed | Sustainability

Highlights

VC-Backed

Raised $250K or more from a venture firm

1. 🦄 Signed FedEx, DBS Bank, Traveloka — strong demand for regenerative tech.

2. ⬆️ Explosive Early Traction: $30K MRR from tech subscriptions, growing ~17% per month

3. 🤑 Clear Path to Profitability: 66% of the way to breakeven, projecting profitability in 2025.

4. 🤝 Strategic Partnership with company serving 40% of banks globally to embed nature in payments

5. 🥇🥈🥉Winner Tech in Asia, Microsoft Best Green Tech, & Huawei Spark Ignite Sustainability

6. ⚡Strong Financial Backing: Raised ~$3M from VCs and Angels fueling Handprint's global expansion

7. 🧑‍🌾 World-Class Team: Engineers, environmentalists, thought leaders, PhDs, and user researchers

8. 🌐 Global Regenerative Network: Active in 60 countries across oceans, forests, and communities

Featured Investors



Jake Wilczynski 🔗
Invested **$21,000** ⓘ

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Syndicate Lead
Head of APAC Communications @ OpenAI. Advisor and angel investor.

"I have worked across Silicon Valley and Singapore as Director of Policy Communications for Airbnb and OpenAI. I advise early stage companies and invest in them. I've seen first hand what it takes to solve complex problems, bring new technologies to market and scale internationally. There is no problem more in need of solving than empowering the economy's transition from extractive to regenerative. I love the Handprint team and I believe they are uniquely qualified to turn this business into a global phenomenon."

 **Elisabeth de Rothschild**
Invested $20,000 ⓘ

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Director and Partner at EGR Partners
egrpartners.com

"We only invest in highly scalable ventures. Handprint has passed our screening and assessment, we believe it has insane scalability potential"



Other investors include Singtel Innov8 Notable , Startupbootcamp Australia Notable , Sebastien Guillaud, KhengNam Lee (Partner at GGV Capital), Thunes, TransferTo & 272 more

Our Team

 **Mathias Boissonot** CEO and Co-Founder

Systems Engineer by Training, Planet Hacker by Night. Mathias is passionate about building digital systems that heal earth systems.

 **Simon Schillebeeckx** Chief Science Officer & Co-Founder

Dr. Simon Schillebeeckx is a sustainability leader, entrepreneur, and scholar driving regenerative change through innovation, impact ventures, and global partnerships. Join me in building a thriving future, one handprint at a time.

 **Mimi Nguyen** Chief Operating Officer



Mimi is a sustainability entrepreneur with 10+ years of experience bridging technology, business, and impact. As COO, she leads all teams with an unrelenting focus on customer success. Before Handprint, Mimi worked across tech startups and int



Martin Lurand Head of Product

Martin is a sustainability-driven engineer and entrepreneur with deep expertise in building scalable tech solutions. At Handprint, he leads product development and innovation, creating beautiful and impactful customer experiences

Pitch

Problem

Companies are losing customers as they fail to meet growing demands for meaningful action.

👎Customer Loyalty is Broken

In industries like banking, travel, and telecoms, companies are struggling to differentiate. Loyalty programs are outdated, customer engagement is shallow, and price competition dominates — making it harder to build lasting relationships.

🍀Consumers Demand Real Impact

New generations of consumers, especially Millennials and Gen Z, expect brands to contribute meaningfully to planetary health. They want visible, tangible action — not just vague promises or carbon offset visible, tangible action — not just vague promises or carbon offset claims.

👀 Impact Remains Invisible

Most corporate sustainability efforts remain hidden from users. Companies fund projects behind the scenes, but users rarely see or feel the results — missing the chance to create emotional loyalty or trust.

🔥 Companies Are Losing the Next Generation

Without new ways to show real regeneration, brands risk losing the next generation of customers — consumers who increasingly reward authentic, positive action with loyalty, advocacy, and lifetime value.

Solution

Handprint helps brands win lifelong customers by weaving real regeneration into customer journeys.

🌳 Regeneration Embedded in Customer Journeys

Handprint enables companies to transform their customer journeys into regenerative experiences.

Through our API, businesses embed real-world positive impact — restoring coral reefs, planting forests, cleaning oceans — directly into every transaction and interaction.

🪸 Funding Nature Beyond Carbon

Unlike traditional solutions trapped in carbon-only models, Handprint unlocks a new way to fund the restoration of nature: diverse, measurable, and verifiable actions that rebuild ecosystems and strengthen community resilience.

Companies can now contribute to ecosystems that matter — biodiversity, oceans, freshwater, depollution, communities — not just carbon.

🦕 Impact That Comes to Life

Our storytelling platform brings impact to life with before-and-after photos, live maps, monthly updates from the ground, and personalized dashboards where users can see and share the growth of their own handprint — the visible sum of positive impact made possible through their relationship with the brand, not by personal donations.

✋Growing Handprints, Growing Loyalty

For the first time, brands can enable users to grow their personal handprint — and re-engage them for years with the living story of regeneration.

Handprint helps companies win lifelong customers by making planetary regeneration visible, personal, and proudly shareable — creating emotional bonds that drive loyalty, advocacy, and business growth





What would happen if we grow as large as our competitors?*

Valuation

$275M
14X

$121M
6X

$99M
5X

$19M

Handprint

Ecologi

CHOOOSE

Patch

*Singapore entity

Some of Our Investors



Elisabeth De Rothschild

EGR Partners

We only invest in highly scalable ventures. Handprint has passed our screening and assessment, we believe it has insane scalability potential.



Kheng Nam Lee

Partner, GGV Capital ($9.2B)

Kheng Nam Lee has extensive experience as a venture investor and technology executive. His investments have a sector focus in Smart Tech.



Fund Size: $350M

"In line with the Singtel Group's purpose of harnessing technology to empower communities, we're investing in Handprint to better help businesses integrate sustainability into their operations to achieve their Environmental, Social, and Governance ("ESG") goals.

Handprint's platform could further support the businesses Singtel works with to make greater social and environmental impact"



"As a global payments company, we are deeply connected to the mission of Handprint – Using technology to deliver positive impact. This is part of our commitment and responsibility to turn transactions into actions, at scale."

What our clients are saying about Handprint
*Singapore entity

ISSUING 41% OF ALL BANK
CARDS IN THE WORLD



"Most green techs are focusing on cancelling out negative impacts. **Handprint goes beyond and looks into democratizing the access to impact with technology.**"



2023 WINNER LUXURY VILLA
BOOKING PLATFORM

"We have been planting trees before with other companies, and we were frustrated by the lack of transparency and reporting. By accessing Handprint's Impact Platform, I can have real time reporting of my positive impact, and use different visualization tools to showcase the impact with employees and clients."

ONE OF THE WORLD'S LARGEST ENGAGEMENT AGENCIES



"Handprint Impact Vouchers are a great addition to our offering, giving our clients a simple and effective way to amplify their positive impact on the planet. By giving employees the choice to support the impact projects they care about, **Handprint helps our clients to engage their employees and achieve their vision of being a force for good in the world.**"



THE WORLD'S LARGEST SOFTWARE COMPANY

"**Handprint is disruptive in the way that the world is looking at reducing carbon footprint** through decarbonization while Handprint is focused on regeneration activities. There is so much discussion about carbon credits and green washing while Handprint strong point is that Earth Wallet is religiously a different school of thought."



AMONG THE WORLD'S TOP 5 ADVERTISING AGENCIES

dentsu

"Most global clients have some form of sustainability agenda which tends to be globally driven. This generally means they struggle to implement this agenda locally because they lack the partnerships to create local impact. **This is where Handprint offers a lot of value** to a company like Dentsu."

UNDISCLOSED LEADING BANK

"We are interested in your regenerative projects - We can integrate into GiveBetter, or come up with a proposition where every time a customer does a certain banking transaction a certain amount is contributed to a regenerative project. I suggest you don't sign an exclusivity - especially geographic exclusivity."

Some of Our Clients

Companies winning by using Handprint











Microsoft Uber Eats classpass CLARINS IDEMIA

    

   

Why invest now?

- Handprint is on the verge of explosive growth — and this is your rare chance to get in before it happens.

- In 2025, IDEMIA, the world's leading payment card manufacturer, finalized the technological integration with Handprint's API, offering market access to 40% of the world's banks.

- Our sales pipeline is packed with opportunities across banking, loyalty, travel, and fintech — with deals that will transform our recurring revenue base throughout 2025.

- When we first launched this crowdfunding campaign, many major deals were still being negotiated. Today, contracts are getting signed, the groundwork is laid, and the growth curve is about to steepen.

- This is your last window to invest at today's valuation — before our Series A.

- Handprint is not just building a company. We're building the infrastructure for the regenerative economy — hop on board.

Invest in the science-based solution for planet Earth

(It only takes $100)

Be part of the change that our planet needs. This could be the only opportunity for every day investors to own a piece of Handprint.

Our Proven Track Record*

*Singapore entity

We have proven that meaningful actions can be a tool to unlock business growth.



1
Sales increase by 16% by installing a tree-planting plugin
ULTRA FOOTBALL
Key Results
User Sessions 81,064
Conversion Rate +16%
Revenue increase $18,261
Revenue Multiple on Cash Spent 6x
Impact Created 2,045 Trees
9:41
Cart
Sneakers
One tree planted
Awesome! As a thanks for your purchase, we are planting a new baby mangrove in Indonesia.
Your purchase removes 62.5 kg of CO, annually
SUBTOTAL $104.99
Google Optimize

We enable companies to make sustainability a revenue-driver instead of a cost. In a global first, we demonstrated that investing in Nature is ROI

positive. Our A/B test with a leading Australian e-store saw a **16% increase in sales** when customers see that the brand is planting a tree for every sale with Handprint.

2 Ad recall increases 9% by integrating Handprint into their ads



Brand-boosting results

- **20%** increase in the perception that Uber Eats "Promotes good values"

- **31%** increase in the likelihood that consumers would "Recommend this brand"

- Click through rates increased by **32%**

Using Handprint's integration in Teads' ad platform, Uber Eats (the food delivery giant) dedicated a part of their ad spending to NGO Good Neighbors Japan providing "good rice bowls" to single-parent households in need. The results showed an **ad recall increase of 9% by integrating Handprint into their ad platform.**

Invest in the science-based solution for planet Earth

(It only takes $100)

Be part of the change that our planet needs. This could be the only opportunity for every day investors to own a piece of Handprint.

4 Reasons Why Handprint Can Be The Next Nature Tech Unicorn

This space will have a clear winner most likely with a unicorn valuation. If Handprint reaches unicorn status, it would be at minimum a 50x return.

Highest Impact Per Dollar



Generates More Profits for Clients



Continuously Digitally Monitored Impact



Our Competitors Can't Work With Banks Yet



1. Highest Impact Per Dollar

Other platforms   Handprint



$1
Others
Service cost
20-40%
NGO
Costly Manual
Reporting
Manual
verification
cost 30-60%
$1
Handprint
Service cost
18%
NGO
Automated
Reporting
Technological
Verification cost
<1%
$1

We deliver the best dollar-to-impact ratio on the market: Our impact is up to 3 times cheaper and every pledged dollar goes where it's supposed to.

Real-time reporting: We are 1 of only 2 companies who have achieved this. We couple this with a verification layer for higher trust.

2. Proven Planet-Positive Action Boosts Business Growth

Without
Handprint
Contribution
$
NGO
No feedback loop
YOU



Our clients consider our software as a growth tool to increase their revenues and improve their customer and employee engagement. Stakeholders are informed about real world impact in ways they understand and fall in love with the brand and their values.

Our "secret sauce" comes from the breakthrough scientific findings in the Ant Forest experiment. This experiment resulted in the most successful corporate reforestation project in the world. Our founders Ryan and Simon studied this company in detail and even wrote the "Best Sustainability Paper of The Year 2022" about this, according to The Financial Times.



Our clients consider our software as a growth tool to increase their revenues and improve their customer and employee engagement. Stakeholders are informed about real world impact in ways they understand and fall in love with the brand and their values.

Our "secret sauce" comes from the breakthrough scientific findings in

the Ant Forest experiment. This experiment resulted in the most successful corporate reforestation project in the world. Our founders Ryan and Simon studied this company in detail and even wrote the "Best Sustainability Paper of The Year 2022" about this, according to The Financial Times.



Sumatra
Siberut Island

According to some investigations up to 90% of the carbon credits sold have fraudulent claims. We scientifically curate a diverse network of impact that goes beyond carbon, and are the only platform addressing all aspects of ecosystem regeneration.

Our impact projects are all measured for relevance, alignment, and urgency. **Only projects that score highest for these metrics and adhere to our strict transparency standards are added to our marketplace. We have a waitlist with over 500 NGOs and only the top 20% of these projects qualify for our marketplace.**



4. Developed a KYC/AML feature to fit the requirements of Financial Institutions
Project Progress
400 mangrove trees pledged out of 600
12,000 ha
to be restored in 12 months
15 tCO2e
projected in 20 years
Project Benefits
Cultural preservation
Supporting local livelihoods
Resilience to natural disasters
Project Updates
Project Location
Project Timeline
Sustainable Development Goals

 

Commissioned by DBS (largest bank in Southeast Asia), the Sustainable Digital Finance Alliance, and The United Nations, our co-founders Dr. Schillebeeckx and Dr. Merrill wrote a report titled "Sustainable Digital Finance in Asia" that was discussed at Davos 2019.

After 18 months of development and validation with leading bank security infrastructure, and meeting requirements of Financial Institutions compliance needs, **Handprint is now 'Banking Industry' ready.** We are launching this new vertical in January 2024 with a go-to-market partnership with Idemia, creating a difficult entry barrier for competitors that would like to enter this Industry vertical. **We are the first in the world to close a regenerative banking deal, servicing 41% of all global bank cards*. The deal is worth $1M+ and will be priced into our series A in 2024.**

*Singapore entity

Invest in the science-based solution for planet Earth

(It only takes $100)

Be part of the change that our planet needs. This could be the only opportunity for every day investors to own a piece of Handprint.

The Handprint Story

How a scientific paper turned into a business that is changing the world

2018



Dr. Simon   **Dr. Ryan**

Sustainability is broken!

We are two of the world's leading researchers in sustainability. We discovered that **carbon offsetting is not working. 80% of the funds go to middlemen** and not to the planet.

2019



UNITED NATIONS

Commissioned by the UN Environment Programme

Together we wrote an industry defining report with **a solution we call "regeneration".** This created the modern green digital economy.

UN, Davos, Governments, Industry, and now mainstream media all **agree that Regeneration is the solution** to save the planet.



Handprint for e-commerce is launched

The easy way to make all e-stores regenerative in a science-based, automated and transparent manner while increasing sales

2020



Raised US$2.2 million in seed funding

Applied funding to expand our technology & grow the team

2021



Best paper of the year award

We wrote the best case study in the world on banking with impact, awarded by the Financial Times

2022



Handprint Platform Launched

A one stop shop to take planet action, track and monitor impact



More than 1 million views on our *Race to Regeneration* white paper

A free playbook demonstrating **the deep shift happening in corporate sustainability towards Regeneration**

2023



Impact Marketplace Launched

Seamless browsing experience of the world's most effective impact projects

2025
January



Finalized technological integration with world's largest card processor

41% of all bank cards in the world are issued by IDEMIA. They will use Handprint Tech to regenerate the planet with every transaction.

TODAY
2025
April



Closed equity crowdfunding raise

This is everyone's planet! **You can profitably change the world with us.**

2025
November

Handprint Series A ($40–$50M valuation)

We already have a lot of interest from leading VCs for our Series A round.

Handprint's Competitor Analysis



Our clients consider our solutions to be a growth tool, as we've proven it increases revenue and stakeholder engagement. Handprint is redefining sustainability: From advanced verification to satellite imagery, our technology takes the lead in impact science, automation, quantification, and verification. Unlike other alternatives on the market, Handprint is the only platform that gives access to impressive data, visualizations and images directly from the ground.

Our Entities





Upon the close of our Series A round, we will swap the shares, and move all our revenues, expenses and operations from our current SG entity to the US. This will make the US corporation the holding company of all Handprint assets, IP, and shares.

Our Impact

Handprint Impact to Date*

2.3x YOY Growth

Sq ft of restoration funded

- 2021: 5.3M
- 2022: 10.7M
- 2023 (AS OF SEPT): 26.9M

*Singapore entity

Our growth is accelerating. As of today we have restored and digitally monitored 27M square feet of ecosystems equivalent to 5,745 basketball courts - the most in the world.



16 MILLION SQ FT OF MANGROVES PLANTED

1.4 MILLION SQ FT OF WETLAND RESTORED

2,631 SQ FT OF CORAL REGENERATED



10 MILLION SQ FT OF TREES REFORESTED

77,000 LBS OF TRASH COLLECTED





Awards



CONGRATULATIONS
WINNER
OF THE
Singapore GreenTech Challenge
Handprint

Microsoft, Singapore Greentech 2022:

Best Startup



SPARK IGNITE 2022
GLOBAL STARTUP COMPETITION
SLINGSHOT2022
agorize

Huawei Global Spark Competition 2023:

Best Sustainability Startup



FUTURE
2 MARCH 2022
URBAN INNOVATION CHAMPION
2022

Unbound Cities Of The Future:

Urban Innovation Champion 2022



ARENA
1st Place

Tech In Asia Startup Arena 2023:

1st Place Winner

Recognition

Financial Times 2022:

Best Paper Of The Year Award

FINANCIAL TIMES

Teaching cases award: a world of eco-dilemmas

The best studies help students grasp the complex trade-offs that sustainability requires

Financial Times 2023:

Highly Recommended Academic Research Award

FINANCIAL TIMES

Academic research award: tipping point for action

Winners wanted more than academic acclaim — they identified ways to turn aspirations into concrete, real-world results

Featured In Channel News Asia:

Greening The Net: The Internet's Unseen Carbon Footprint


Greening The Net
SIMON SCHILLEBEECKX
Greening The 'Net: The Internet's Unseen Carbon Footprint – How Can We Reduce It?

campaign

Region: AP • JP • C

Analysis | The Work | The Knowledge | Power List | Agency Report Cards | Events

Featured In The Most Prestigious Advertising Online Magazine:

Teads Launches Not-For-Profit Programme For Advertisers


MEDIA, NEWS

Staff Reporters | May 19, 2022

Teads launches not-for-profit programme for advertisers

Teads will award NGOs and not-for-profit organisations with free media to advertise their own campaigns as part of a donation programme with advertisers.

Teads
CARE
ADVERTISE RESPONSIBLY

Media platform Teads has launched Teads Care, a not-for-profit advertising programme to aid brands in their CSR initiatives.

In Singapore, Teads has joined forces with Handprint, a climate tech company on a mission to integrate positive impact into all types of business transactions. Handprint has already curated a list of NGOs in the region and can also work with advertisers in this programme about other NGOs and charities to support.

Publications


PUBLICATIONS
Nature Tech: a nascent ecosystem

1


DBS
SUSTAINABLE DIGITAL FINANCE IN ASIA:
Creating Environmental Impact through Bank Transformation
SCALING INVESTMENT FOR SDG 7, 12 & 13

2


Sage Journals
Entrepreneurship Theory and Practice
JOURNAL HOMEPAGE
SUBMIT PAPER
Open access
Digital Sustainability and Entrepreneurship: How Digital Innovations Are Helping Tackle Climate Change and Sustainable Development
Abstract

3


Regeneration First
Avoiding Climate Collapse through the Regenerative Economy
A Provocation for Business Leaders and Policy Makers
Rethinking Sustainability for the Next 30 Years
A Paradigm Shift in Corporate Sustainability
The Manifesto for Saving the Planet
Ideas to Cure Planetary Fever
Our Last Chance

4


White Paper
March 2022
Space-Based Intelligent Blue Carbon Assessment to Enable Scalable Financing Solutions for Coastal


MAREX
GLOBAL MANGROVE TRUST
KUMI ANALYTICS
OxCarbon

5

---

1. [Nature Tech]
2. [Regeneration First]
3. [Sustainable Digital Finance in Asia]
4. [Digital Sustainability and Entrepreneurship]
5. [Blue Carbon Assessment to Enable Scalable Financing Solutions for Coastal Mangrove Forests in Southeast Asia]

Founder's Note



We envision a world where the global economy has become an engine for good, that regenerates nature rather than destroying it.

In this world, you'll ask your friends:
"What's your handprint this month?"

Handprint is building the infrastructure that enables the world to transition from an extractive economy to a regenerative economy.

Click here to be a part of this revolution today!